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Exhibit 99.2

Aber Diamond Corporation

Annual Information Form

June 4, 2003

Currency

        Unless otherwise specified, all dollar references are to Canadian dollars. On June 4, 2003, one Canadian dollar was worth approximately $0.74 in U.S. currency, based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

Forward Looking Statements

        This Annual Information Form contains "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this report, words such as "estimate", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties.

        This forward-looking information mainly concerns Aber's plans for its diamond initiatives and is based on the conclusions of management. With respect to Aber's future revenues from its marketing activities, differences may result from developments in world diamond markets and diamond valuations and other factors. With respect to the Diavik Project, differences may result from additional drilling, sampling, and diamond valuations and from engineering and construction timetables and problems, financial arrangements, developments in world diamond markets, local, regional or national political developments in Canada and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of Aber or its joint venture partner and other factors.

        Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this Annual Information Form, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1: Corporate Structure

Name and Incorporation

        Aber Resources Ltd. was formed on April 19, 1994 under the Company Act (British Columbia) by the amalgamation of a predecessor company (also called Aber Resources Ltd., which had been incorporated on July 8, 1980) with Commonwealth Gold Corporation ("Commonwealth Gold"). In August 2000, the company name, Aber Resources Ltd., was changed to Aber Diamond Corporation. On July 12, 2002, Aber Diamond Corporation was continued under the Canada Business Corporations Act. In this Annual Information Form, unless the context otherwise dictates, a reference to "Aber" or the "Company" refers to Aber Diamond Corporation and, where appropriate, its predecessor corporations and its subsidiaries.

Intercorporate Relationships

        Aber Diamond Corporation's corporate structure is as follows:

[GRAPHIC]

Item 2: General Development of the Business

Three Year History

        During the year 2002, the Diavik Project completed its construction phase and moved into full scale commissioning of the mine, process plant and all support facilities, ahead of schedule and comfortably within budget.

        The four-kilometre-long dike enclosing the area of the first two orebodies to be mined, A-154 South and A-154 North, was completed in the middle of the summer. This substantial civil engineering project accounted for almost half of the Diavik Project capital cost and was the principal project completion risk item. The water behind the dike and overlying the orebodies was removed during the third quarter of 2002, with water discharge quality being controlled by processing in a water treatment facility as required. The pre-stripping of the lake bottom and glacial sediments overlying the open pit mining area was started in the third quarter of 2002 and the first diamond bearing kimberlite was exposed in November.

        The access to mineralized kimberlite allowed early pre-commissioning of the processing plant to proceed during late November and December with the first parcel of 106,320.76 carats of diamonds being reviewed by the Canadian Government Diamond Valuer in late January 2003 at the Project Production Splitting Facility in Yellowknife. Aber's 40% share of these diamonds was sorted in Toronto during February and sold during March to Tiffany & Co., with whom Aber has a long-term sales contract, and to the Antwerp market. The average price received was US$96.22 per carat, which compares favourably to the US$79 per carat predicted by the May 2000 Bankable Feasibility Study. Approximately half of this improvement is attributable to improved diamond quality compared to the Feasibility Study projections, with the other half being due to an under recovery of small, low value diamonds. During the ongoing process plant commissioning, improvements are being made to the small diamond recovery circuit with the objective of delivering 99% of contained value in full production.

        Most of the material processed to date lies above the formal ore reserve blocks. It consists of fine-grained kimberlite ash, mixed with relic lake bottom sediments from the shallow lake that overlay the site of the kimberlite eruption that took place some 53 million years ago. Despite the intervening time period, this material never consolidated into lithified rock. It has the character of loose sand and was not recovered during the core drilling phase of the orebody delineation, and, as such, is outside the initial reserve estimate. During the ongoing mine commissioning process, the feed delivered to the process plant will continue to be an unpredictable mixture of kimberlite ash and some ore reserve kimberlite mixed with glacial and lake bottom sediments. Although this has the effect of delaying the full-scale production of diamonds at reserve grades, it does result in recovery of additional diamonds beyond the ore reserve estimates.

        The A-154 North kimberlite pipe represents an overall mineral resource of 27.6 million carats of diamonds, most of which are not assigned in the Feasibility Study to economically mineable "mineral reserve" status. As of the date of this report, preparations are being made to campaign mine and process approximately 20,000 tonnes of mineralization from the top of the A-154 North kimberlite pipe. It is expected that the diamonds recovered from this bulk sample will be delivered in July 2003. The diamond price determined from this work will be used to aid future mine planning and ore reserve estimation.

        The operator, Rio Tinto plc, has estimated that the Diavik Project will deliver a total of 3.7 million carats of diamonds during the 2003 calendar year, with Aber's 40% share being 1.48 million carats. Approximately one million carats of these will be delivered to Aber before the end of November, thereby allowing them to be sorted and sold by Aber's fiscal year-end of January 31, 2004. The Company anticipates full production to then be delivered throughout 2004 allowing the Diavik Project, and Aber itself, to demonstrate full earnings generating potential.

        During the year, Aber completed the purchase of real property (land and building) in Toronto, Ontario for a portion of its operations, for a purchase price of $23.6 million, including all costs of acquisition. In connection with this, the Company assumed an existing first mortgage in the amount of $11.1 million.

        On January 29, 2002, Aber announced the closing of a US$230 million Diavik Project loan facility (the "Loan Facility") to fulfill its Diavik Project funding requirements. The Loan Facility was underwritten on November 2, 2001 by a lead bank group made up of Bank of Montreal, Canadian Imperial Bank of Commerce, Deutsche Bank AG, Export Development Canada and Royal Bank of Canada. The Bank of Tokyo-Mitsubishi joined the lead bank group prior to closing. The lead group was formed in May 2001, with Bank of Montreal becoming the Collateral agent, Canadian Imperial Bank of Commerce the Technical agent, Deutsche Bank AG the Insurance agent and Royal Bank of Canada the Administrative agent. The Loan Facility was successfully syndicated in January 2002, with the overall banking group totaling 15 lenders.

        In December 2000, Diavik Diamond Mines Inc., the operator of the Diavik Project, completed a detailed construction program for 2001 and 2002, with the objective of advancing commercial production into early 2003. The most critical individual item affecting an advanced production schedule was the completion of the scheduled A-154 dike construction program, followed by de-watering of the A-154 pool and clearing of the lake till overburden to gain access to the diamond bearing kimberlite ore. In October 2001, the 3.9 kilometre-long rock berm surrounding the A-154 South and North kimberlite pipes, the principal construction risk of the Diavik Project development, was completed.

        In February 2001, Aber sold its 32.24% interest in the Snap Lake project to the majority interest holder and project operator, De Beers Canada Mining Inc., for US$114 million (C$173 million), providing Aber with essential additional equity funds to fulfill its Diavik Project funding requirements.

Item 3: Narrative Description of the Business

General

        With the development of the Diavik Diamonds Project (the "Diavik Project"), the Company is positioned to become a vertically integrated diamond marketing company supplying a Canadian product to the global diamond market. While exploration and development interests remain with the Diavik Project, the Company's primary attention has turned to maximizing the value of its diamond production.

        The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. Diavik Diamond Mines Inc., ("DDMI"), a subsidiary of Rio Tinto plc, is the operator of the Diavik Joint Venture (the "Joint Venture") and holds the remaining 60% interest.

        Commercial production from the Diavik Project will commence upon achievement of certain production and sales performance measures related to the Project including physical project completion, a sustained level of mining and diamond processing activity and sales channel readiness. The financial statements of the Company for the year ended January 31, 2003 do not reflect any commercial activity relating to the Diavik Project.

Sales and Marketing

        The Company sells its diamonds by means of two sales channels: (i) directly to Tiffany & Co. ("Tiffany"), and (ii) to the Antwerp open market, through a wholly owned subsidiary, Aber Overseas N.V. The Company formed a strategic alliance with Tiffany, a world leader in retail sales of high quality diamond jewelry, in July 1999. The Aber-Tiffany agreement involved a $104 million private placement of Aber equity and a 10-year diamond purchase agreement providing for a minimum purchase by Tiffany of US$50 million per year, commencing at the beginning of commercial production from the Diavik Project. As of June 4, 2003 Tiffany owned 8,000,000 common shares of Aber, representing approximately 14.6% of the issued and outstanding common shares of Aber. Sales to Tiffany are expected to be approximately 25% of the value of the Company's diamonds.

        In January 2002, Aber and Overseas Diamonds N.V., a leading Antwerp diamantaire and diamond manufacturer, formed Aber Overseas N.V., formerly known as CanaDiam N.V., to market a portion of Aber's share of the diamond production from the Diavik Project. Aber Overseas N.V. was subsequently owned 51% by Aber and 49% by Overseas Diamonds. During the quarter ended April 30, 2003, Aber concluded an arrangement whereby Aber Overseas N.V. was restructured such that it became a 100% owned subsidiary of the Company. By the end of the first fiscal quarter of 2003, Aber Overseas N.V. had made sales to international clients in several diamond markets and manufacturing centres, including in Belgium, India and Israel. Aber Overseas N.V. is currently positioned to act as a rough diamond dealer, supplying a wide range of product priced and assorted with flexibility, reflecting current market conditions.

The Diamond Market

        The core value of the production from the Diavik Project is in large, white gems. High (white) colours are characteristic throughout the production in all qualities, including the cheaper ranges of diamonds. Pricing in large and high colour rough has remained strong throughout the last few years, and the fundamentals of supply and demand suggest this trend will continue. High colour diamonds continue to lend themselves to the traditional taste of the US, the world's biggest diamond market. In an industry continually seeking excellence, they also form the fuel for the branding movement prevalent today within the diamond business. Current and future Canadian mines will add to the volume of this type of material available in the rough markets. However, alternative supply, both within and outside De Beers' Diamond Trading Company ("DTC"), remains tight. Previously, an increase in supply of a particular diamond type has led to an expansion of the market and the creation of new demand. When the Argyle mine began operating in the early 1980's, there was little existing market for much of its, on average low value, production. The Company does not feel, however, that the creation of new market demand is required to absorb production from the Diavik Project. Rather, this production has arrived into a market anxious to receive it and already able to process it. Aber sees the long-term prospects for demand and pricing in its product as robust.

        Every diamond mine, to some extent, produces a broad range of diamond qualities. Although larger, white diamonds form the core of the value of the production from the Diavik Project, on a volume basis, white diamonds in lower qualities predominate. A substantial volume of brown diamonds in all sizes is also present. The great majority of this material, as well as an increasing proportion of the larger better goods, will be manufactured in India. India now boasts outstanding technical expertise in addition to its traditional cost advantage. Clients from the Indian manufacturing centres will be of particular importance to Aber, as will Aber's understanding of the Indian diamond industry.

        The market for polished diamonds in 2002 was mixed in response to unsettled economic conditions in important diamond consuming countries. Throughout the year, purchasing was conservative and inventories remained low amidst the uncertainties brought on by war and economic slowdown. The 2002 US Christmas season, with early pessimism followed by better than expected sales, was largely a repeat of the 2001 season. Throughout the year, polished prices remained flat, giving the impression of market sluggishness. Nevertheless, the US market was up marginally in 2002, and overall the world demand for polished diamond jewelry grew by 4%, exceeding world GDP growth for the first time in many years. This performance is a tribute to De Beers' advertising and revised sales strategy, which has encouraged advertising spending by its customers. Another important element of this story was renewed demand in the far eastern markets (outside of Japan) and the emergence of India and China as strong domestic markets for polished diamonds. In addition to the overall sales growth in these countries, the average colour and clarity profile of the diamonds sold appears to be changing. Consumer preferences, especially in China, are no longer exclusively in the cheaper items.

        The rough market was strong in most product segments throughout the year. This was despite continued destocking by De Beers of up to an estimated US$1 billion of rough diamonds, which is believed to have continued into the first quarter of 2003. The contradiction between the vigorous rough market and the perception of sluggishness in the polished market was a feature of 2002, which appears now to have been reconciled by the bullish year-end diamond jewelry results. Most of the extra rough appears to have found a channel within the diamond pipeline, albeit at the expense of increased debt in the manufacturing centres. Even with the destocking by De Beers, some items remained in short supply throughout the year, especially large, top colour, top clarity diamonds with good shapes. Items that showed weakness in 2002 were brown diamonds and, into 2003, large cheap gems. In the former case, this was in large part due to a movement by the large US mass marketers away from inexpensive, brown diamond jewelry into white equivalents.

        Through 2002, De Beers' rough maintained a reputation for being the least expensive and DTC clients enjoyed strong margins. Non-DTC rough was more expensive. The past year again reinforced the strong competitive position of manufacturers and dealers with direct supply from the producers. In addition to the advantages in price, the De Beers Supplier of Choice ("SoC") strategy is causing more rough to be retained within specialized marketing channels, and rough is increasingly difficult to source on the open market. We see increasing evidence that companies seeking vertical integration through involvement in jewelry manufacturing and distribution businesses are becoming less willing to found their new investments on the uncertain supply offered by the rough traders. This process has a two-fold benefit for Aber, in that it creates a marketing niche for Aber rough, while fostering the demand-driven culture by which the whole diamond industry will benefit. The approval of SoC by the European Commission in early 2003 marked the permanence of this new market reality.

Competitive Conditions — The Diamond Market

        Factors beyond Aber's control may affect the marketability of any rough diamonds produced by the Diavik Project. These factors, which are more fully discussed above, include the world supply and demand for rough diamonds and the policies of the major industry supplier, De Beers and the DTC.

Employees

        As of June 4, 2003, Aber had 47 employees. The employees are not unionized. There were no strikes in the past year and management considers the relationship of Aber with its employees to be excellent. Diavik Project personnel are employed by DDMI and not by Aber.

Real Property

        During the year, Aber completed the purchase of real property (land and building) in Toronto, Ontario for a portion of its operations, for a purchase price of $23.6 million, including all costs of acquisition. In connection with this, the Company assumed an existing first mortgage in the amount of $11.1 million.

Risk Factors

        Aber's ability to generate revenue and profit is dependent upon a number of factors relating principally to the Diavik Project, including, without limitation, the following:

  1.
  The Diavik Project must comply with Canadian federal and territorial government regulations and permits. The cost of compliance could affect the ability of the Diavik Project to produce diamonds at a profit. More information about the regulations affecting the Diavik Project can be found on page 23.

  2.
  Although the Diavik Project is located on federal Crown lands administered by the Canadian government, the region is subject to Aboriginal land claims and Self Government negotiations. A major federal legislative initiative, the Mackenzie Valley Resource Management Act, became law in 1998. It allows the Canadian government to share land-use permitting and environmental assessments of mineral projects with northern Aboriginal peoples through public review, planning and water boards. Half of the members of any board will be federal and territorial government nominees, and the remainder will be nominated by Aboriginal land claimant groups. This Act has now succeeded the Canadian Environmental Assessment Act as the legislative authority regulating the Diavik Project. DDMI continues to actively consult with Aboriginal communities. Up to this point, the boards created under the authority of the Mackenzie Valley Resource Management Act continue to reflect the same public and community interests as the responsible authorities under the Canadian Environmental Assessment Act. More information about Aboriginal issues can be found on page 14.

  3.
  During construction and operations, the Diavik Project will face risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in: personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays in mining production; monetary losses and possible legal liability. Aber currently maintains property and liability insurance but such insurance may not cover all contingencies arising from its business.

  4.
  The Diavik Project, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. See "Accessibility, Climate, Infrastructure and Physiography" on page 15 for further information. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs. Such factors can add to the cost of mine development and operation, thereby affecting profitability.

  5.
  The market for rough diamonds is subject to various factors and is largely controlled by the world's largest diamond producer, De Beers Consolidated Mines Ltd. ("De Beers"), which has the ability to influence prices through the control of sales volumes. Aber will therefore be subject to pricing influenced by a competitor. For a more detailed analysis of management's current view of the diamond market, see page 6.

  6.
  DDMI, the Project Manager, has a 60% interest in the Diavik Joint Venture and has a controlling vote in essentially all Joint Venture management decisions respecting the development of the Diavik Project and the Diavik Property.

  7.
  Production at the Diavik Project is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees without incurring material additional costs may adversely affect diamond production from the Diavik Project. Aber's success at marketing diamonds is also dependent on the services of certain key executives and skilled employees, as well as the continuance of relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

  8.
  Currency fluctuations may affect the revenues the Company will receive from diamond sales. Diamonds are sold throughout the world based principally on a US dollar price. Many of the costs and expenses of the Joint Venture, which are borne 40% by Aber, are incurred in Canadian dollars. The appreciation of the Canadian dollar against the US dollar can therefore be expected to increase the expenses of the Joint Venture relative to the revenue Aber will receive from diamond sales. The Company currently does not enter into contractual hedges to mitigate this currency risk. The Loan Facility is, however, in US dollars, and therefore offsets, to a certain degree, the risk inherent in a depreciating US dollar.

Mineral Properties

        Aber has mineral interests in a few geographically distinct properties. However, only the DDMI-Aber block of the Diavik Property, which is set out in Table 2, is under development and considered to be material to Aber. As at January 31, 2003, the Diavik Property was carried on Aber's balance sheet with a book value of $581.7 million. Book value is the cumulative expenditures on a property, less write-downs recorded to reflect a longer-term view of potential recoverable value. The book value is not necessarily indicative of the fair value.

        On January 31, 2001, Aber held a 32.24% interest in the Snap Lake Northwest Territories diamond project. Aber's interest in the Snap Lake Project was sold to De Beers Canada Mining Inc. for US$114 million (C$173 million) in February, 2001. Aber recorded a gain of approximately C$85 million after taxes in respect of this transaction in the first quarter of fiscal 2002.

Expenditures on Mineral Properties

        Aber expended $229.2 million on exploration and development during the year ended January 31, 2003, up 27% from $180.9 million the previous year.

Table 1: Deferred Mineral Property Costs
(in $000s)

	Balance January 31, 2002	Fiscal year Expenditures	Disposals/ Write-downs	Balance January 31, 2003
Diavik	$352,515	$229,227	$—	$581,742

	Balance January 31, 2001	Fiscal year Expenditures	Disposals/ Write-downs	Balance January 31, 2002
Diavik	$171,659	$180,856	$—	$352,515
Snap Lake	23,823	—	(23,823)	—
Other	28	101	(129)	—

	$195,510	$180,957	$(23,952)	$352,515

The Diavik Project

Technical Information

        The scientific and technical disclosure contained herein relating to mineral resources and reserves on the Diavik Project has been derived from the Bankable Feasibility Study.

Property Description and Location

        The Diavik Project is located approximately 300 km northeast of the City of Yellowknife, NT, and approximately 30 km southeast of the BHP-Billiton Ekati Diamond Mine, which began operations in October 1998. The Diavik minesite is contained on the 20 sq. km East Island, which is located in the eastern end of Lac de Gras. This remote site is located within the sub-Arctic "Barren lands' of the Northwest Territories, an area with a harsh climate and few communities.

        In June, 2001, DDMI began a two-year program to convert mineral claims within the Diavik claim block to mining leases. This program was completed in August, 2002. As of January 31, 2003, Diavik mineral claims and mining leases totaled 661,755.4 acres within seven blocks (the "Diavik Property").

        Production royalties of up to 2% may be payable with respect to these seven blocks.

        Following is a map of the Diavik area. A summary of Aber's interest in the blocks is contained in Table 2. For details about each of the blocks, see page 12.

Diavik Property Map

[MAP]

Table 2: Diavik Property Information
as of January 31, 2003

Block Name	Block Size	Aber's Interest
Aber-DDMI	402,201.4 acres	40%
Commonwealth	121,842.5 acres	44.4%
Tenby	100,683.5 acres	35%
Pure Gold North	7,747.5 acres	20.4%
Pure Gold South	10,686.4 acres	22%
Westfort	12,912.5 acres	20.4%
KRL	5,681.5 acres	20.4%
Total	661,755.4 acres

Diavik Claim Blocks

        Aber — DDMI Block: In late 1991 and early 1992, Aber staked the Aber-DDMI block, the largest of the Diavik Property blocks. Aber held a 100% interest until 1995 when, under the terms of the Diavik Option Agreement, Kennecott earned a 60% interest in Aber-DDMI block, thereby reducing Aber's interest to 40%. In 1996 and 1997, those mineral claims containing the four project kimberlite intrusions, and those claims adjacent to the project area, were legally surveyed and converted to mining leases. Mining leases, granted by the Government of Canada, are issued for an initial term of 21 years, at which time they may be renewed for an additional term of 25 years. Mining leases containing the Diavik Project kimberlites will be due for renewal in 2017 and 2018. In 2001 and 2002, a legal surveying program was completed to convert the remaining mineral claims within the block to mining lease. These leases will be due for renewal in 2023 and 2024.

        Commonwealth Block: In 1992, Aber obtained a 51% interest in the Commonwealth block, which is contiguous to, and immediately south of the section of the Aber-DDMI block containing the four Diavik Project kimberlite pipes. Aber obtained its initial interest by agreement with other participants in the initial staking program. This interest was increased to 75% in 1994, when Aber amalgamated with Commonwealth Gold, which held a 24% interest in the block. Aber held this interest until 1995 when, under the terms of the Diavik Option Agreement, Kennecott earned a 60% interest in Aber's original 51% interest, thereby reducing Aber's interest to 44.4%. No reserve is estimated for this block, for which an assessment has not yet been completed. In 2001 and 2002 the Commonwealth claims were legally surveyed, prior to conversion to mining lease. These leases will be due for renewal in 2023 and 2024.

        Tenby Block: In 1992, Aber obtained a 25% interest in the Tenby block, which is contiguous to and immediately south of much of the Aber-DDMI block. Aber obtained its initial interest by agreement with other participants in the initial staking program. This interest was increased to 50% in 1994, when Aber amalgamated with Commonwealth Gold, which held a 25% interest. Aber held this interest until 1995 when, under the terms of the Diavik Option Agreement, Kennecott earned a 60% interest in Aber's original 25% interest, thereby reducing Aber's interest to 35%. No reserve is estimated for this block, for which an assessment has not yet been completed. The Tenby claims were legally surveyed in 2001 and 2002, prior to conversion to mining leases. These leases will be due for renewal in 2023 and 2024.

        Pure Gold North Block: In 1992, Aber obtained a 51% interest in the Pure Gold North block by agreement with other participants in the initial staking program. Aber held this interest until 1995 when, under the terms of the Diavik Option Agreement, Kennecott earned a 60% interest in Aber's interest, thereby reducing Aber's interest to 20.4%. No reserve is estimated for this block, for which an assessment has not yet been completed. These claims were legally surveyed in 2002, prior to conversion to mining lease. These leases will due for renewal in 2024.

        Pure Gold South Block: In 1992, Aber obtained a 55% interest in the Pure Gold South block by agreement with other participants in the initial staking program. Aber held this interest until 1995 when, under the terms of the Diavik Option Agreement, Kennecott earned a 60% interest in Aber's interest, thereby reducing Aber's interest to 22%. No reserve is estimated for this block, for which an assessment has not yet been completed. The Pure Gold South claim block was legally surveyed in 2002, prior to conversion to mining lease. These leases will be due for renewal in 2024.

        Westfort Block: In 1992, Aber acquired a 51% interest in the Westfort block by agreement with other participants in the initial staking program. Aber held this interest until 1995 when, under the terms of the Diavik Option Agreement, Kennecott earned a 60% interest in Aber's interest, thereby reducing Aber's interest to 20.4%. No reserve is estimated for this block, for which an assessment has not yet been completed. In 2002 these claims were legally surveyed, prior to conversion to mining lease. These leases will be due for renewal in 2024.

        KRL Block: In 1992, Aber acquired a 51% interest in the KRL block by agreement with other participants in the initial staking program. Aber held this interest until 1995 when, under the terms of the Diavik Option Agreement, Kennecott earned a 60% interest in Aber's interest, thereby reducing Aber's interest to 20.4%. No reserve is estimated for this block, for which an assessment has not yet been completed. The KRL claims were legally surveyed in 2002, in preparation for conversion to mining lease. The leases will be due for renewal in 2024.

Diavik Joint Venture Agreement

        Rio Tinto's involvement at Diavik dates back to June 1992, when Kennecott signed the Diavik Option Agreement to earn a 60% interest in the Diavik Property. On March 23, 1995, Aber and Kennecott signed the Diavik Joint Venture Agreement (the "Diavik Joint Venture"), pursuant to which Kennecott became the manager of the Diavik Joint Venture. On November 29, 1996, DDMI replaced Kennecott as 60% owner and as manager for the Diavik Joint Venture.

        DDMI was formed in 1996, and its head office is in Yellowknife, Northwest Territories. Both DDMI and Kennecott are wholly-owned subsidiaries of Rio Tinto. According to its 2002 annual report, as of December 31, 2002, Rio Tinto had ownership interests in over 60 mines, smelters and related operations, many of which it controlled and operated, employing approximately 36,000 people in five continents and six commodity divisions. Among its operations is a 100% interest in the Argyle diamond mine in Australia.

        Under the Diavik Joint Venture, the project manager (the "Manager") reports to a management committee consisting of one member appointed by DDMI and one member appointed by Aber, with voting power equal to the participating interests. DDMI is responsible for development of the Diavik Project and supplies information to Aber on a regular basis about the Diavik Project's progress. Aber pays 40% of project costs and has the right to receive in kind 40% of any diamonds produced.

        The development of the Diavik Project is currently the principal objective of the Diavik Joint Venture. The construction phase of the Diavik Project, began in the second half of year 2000, following regulatory approvals, and was completed in the 4th quarter of 2002. Open pit mining of the A-154 South kimberlite began, on a limited scale, in late November, 2002.

Aboriginal Issues and Local Resources

        The Diavik Diamond Mine is located on land administered by the Canadian government and subject to Aboriginal land claims. Five Aboriginal groups have interests in the Lac de Gras area. These groups include the Treaty 11 Dogrib Council, the Lutsel K'e Dene First Nation, Yellowknives Dene First Nation, the North Slave Metis Alliance and the Kitikmeot Inuit Association.

        With increasing recognition in Canada of Aboriginal rights to land, the federal government created legislation giving Aboriginal peoples the right to share in the regulation of natural resource development — including land and water use licensing of mining projects. A major federal legislative initiative, the Mackenzie Valley Resource Management Act, became law in December 1998, succeeding the Canadian Environmental Assessment Act as the legislative authority regulating the Diavik Project on March 31, 2000.

        DDMI has negotiated private "Participation Agreements" with each of the five Aboriginal groups, under a policy based on mutual respect, active partnership and long-term commitment. The Participation Agreements provide mine-related training, employment, business development, and capacity-building opportunities to members of the five Aboriginal groups, and provide DDMI with "quiet enjoyment" provisions for the construction and operation of the Diavik Diamond Mine. All five Aboriginal Participation Agreements are well advanced into the implementation stages and a wide-range of mining-related aboriginal business development, training and capacity-building initiatives are being led by the project team. Relations with the Diavik mine's neighbouring communities are very positive.

        DDMI, on behalf of the Diavik Joint Venture, contributes scholarships and donations funding of approximately $250,000 annually.

        Complementary to the Diavik Joint Venture charitable involvement, Aber has committed to a $250,000 scholarship program for Northern students to attend mining related courses at the University of Toronto.

        Diavik Diamond Mines Inc., as a northern Canadian business, has a policy of maximizing the number of employees from the North, including the Aboriginal communities. During the mine construction phase, Diavik exceeded its northern hire expectations. Construction provided an average of 800 jobs annually, of which over 40% were filled by northern residents, and of these approximately half were Aboriginal northerners. The Diavik mine is expected to employ over 500 workers annually over the expected 20 years of operating mine life, with direct annual wages exceeding $30 million. Employment of northern residents, and in particular Aboriginals, is a priority, and DDMI has committed to use best efforts to fill 66% of the mine's jobs with northern residents and 40% thereof with Aboriginal northerners.

Accessibility, Climate, Infrastructure and Physiography

        A 1,600-metre long airstrip affords regular access to the Diavik mine by fixed wing aircraft. The airstrip is capable of accommodating large transport and passenger aircraft. Personnel are transported to and from the site, from a number of northern communities, by small commuter aircraft. Weekly service to and from Edmonton is provided by Boeing 737 aircraft.

        The Diavik Property is accessible, in winter, by truck, via a 425 kilometer-long "ice road." This winter road, typically in operation during February and March, links a number of mining, exploration and outfitting camps with Yellowknife. For safety and environmental reasons, the speed on the ice road is limited to 30 kilometres per hour for loaded trucks and 40 kilometres per hour for unloaded trucks. The majority of supplies required for the mine, including, fuels, lubricants and explosives, are transported over this road. An estimated 50,000 tonnes of freight, some 2,000 truck loads, are required annually to supply the Diavik Property.

        The mean annual temperature at the Diavik Property is -12 degrees Celsius. Temperatures in the summer months may, however, be in excess of 25 degrees Celsius. The average minimum temperature is -35 degrees Celsius in January, although extremes may be in excess of -50 degrees Celsius. The mean annual precipitation is approximately 375 mm, 60% of which falls as snow. The project site is generally windy with the 100 year extreme exceeding 90 km / hr. Available daylight ranges from a minimum of four hours per day in December to a maximum of 22 hours in June.

        A permanent accommodation complex with 264 private rooms and kitchen and recreational facilities was completed in early 2003. The accommodation complex has access to the plant and maintenance/administration building via enclosed corridors. A portion of the 700-person South Construction camp will be retained to provide overflow capacity and will be used during peak construction activities such as the construction of the A-418 and A-21 dikes.

        The maintenance shops, warehouse and the administration offices are located in a common building. The maintenance shops have 10 bays and can accommodate 218 tonne trucks. Included are a wash bay, welding bay and tire repair bay. Separate shops are also included for plate welding, machining and electrical repair. Bulk lubrication is stored in a separate building for fire protection.

        The administration offices and the geochemical and environmental laboratory are located on the building's second and third floors.

Power

        Five 4.4 MW diesel generators provide electrical power. In addition, four 1.25 MW standby generators serve as backup and for phase balancing under partial load conditions. Waste heat is recovered from the generators for general heating requirements. Three 700 hp diesel powered boilers augment heating requirements.

Processed Kimberlite Containment (PKC)

        Fine and coarse processed kimberlite is deposited in the PKC area. This containment is provided by damming off both ends of a natural depression located directly south of the Sediment and Clarification Ponds. Fine processed kimberlite is pumped from the ore processing plant and is then discharged through a spigot to create a standard beach / water pond disposal. Coarse processed kimberlite is hauled in trucks and is currently being placed north of the pond. In later years the material will be placed to the south of the pond.

Water Management

        Lake bottom sediments dredged from the A-154 dike footprint were deposited in the designated Sediment Pond located between the Processed Kimberlite Containment (PKC) and the North Country Rock Pile. Water from the Sediment Pond filters through a specially constructed dike into the Clarification Pond. Decanted water from the Clarification Pond is then pumped into the North Inlet, provided the water quality meets required criteria.

        The North Inlet is being utilized to provide water storage prior to discharge into Lac de Gras. The North Inlet Water Treatment Plant, located at the southeast corner of the inlet pond, will be used to control the quality of the water released into Lac de Gras.

Project History

        The four mineral claims hosting the four Diavik Project kimberlites were staked in November, 1991, with additional claim staking extending into May, 2002.

        In August 1999, Aber reported the results of the Manager's Production Feasibility Study, which was prepared by Nishi-Khon/SNC Lavalin. In January 2000, Aber engaged SNC-Lavalin Engineers & Constructors ("SNC") to complete the feasibility study in a bankable format (the "Bankable Feasibility Study"). SNC's report incorporates an independent report on ore reserves prepared by Agra-Simons MRDI ("MRDI"). The MRDI report in turn incorporates a report on the value of the Diavik diamond samples prepared by WWW Diamond Consultants Ltd. The Bankable Feasibility Study was completed in May 2000 and confirmed the mine plan, including capital and operating costs as detailed in the Manager's Production Feasibility Study. Details of the study are reported below in the following sections.

        In December 2000, Aber and DDMI announced the decision to proceed with the development of the Diavik Project. This decision followed a year of progressive resolution of permitting issues with the most complex and important issue being the Type "A" Water License. This license was issued for the Diavik Project in August 2000, with associated engineering and management plans required under the license being approved by the Mackenzie Valley Land and Water Board three months later. This permitting allowed work on site to progress from site preparation to formal construction.

        In December 2000, DDMI completed a detailed construction program for 2001 and 2002 with the objective of advancing commercial production in early 2003. The most critical individual item affecting an advanced production schedule was the completion of the A-154 dike construction program in 2001, followed by de-watering of the A-154 pool in mid 2002 and clearing of the lake till overburden thereafter to gain access to the diamond bearing kimberlite ore below. In October 2001, the 3.9 kilometre-long rock berm surrounding pipe A-154 South and the North kimberlite pipes, the principal construction risk of the Diavik Project development, was completed. De-watering of the A-154 pit began in mid 2002 and was completed in the fall of 2002, with open pit mining of the A-154 South kimberlite beginning in late November, 2002.

        The estimated capital cost to build the Diavik mine, at a feasibility level (+/-15%), was $1.3 billion. The final cost is estimated to be $1.25 billion.

Geological Setting

Regional Geology

        The Precambrian geological setting of the Diavik Project kimberlites is typical of the central portion of the Slave Province of the Canadian Shield. Three main Archean aged rock units: greywacke — mudstone metaturbidites, tonalite — quartz diorite and two — mica granodiorite and granite underlie the Diavik Property. These supracrustal rocks are cut by five Proterozoic aged diabase dyke suites, the most prominent being the northwest trending Mackenzie diabase dykes. Kimberlites appear as discrete bodies cutting both the Archean and Proterozoic aged rocks.

Property Geology

        The geological setting of East Island is dominated by three distinct Archean aged rock types. Steeply dipping, greywacke — mudstone turbidites are preserved in a northwest — southeast trending corridor extending through the central part of East Island. The 2610 -2600 million year old tonalite — quartz diorite complex, prevalent on the southern portion of East Island, and host to the A-21 kimberlite, has intruded the metaturbidite terrane as a steep sided stock.

        The 2590 -2580 million year old granite — granodiorite suite, underlying much of the northern part of East Island, and hosting the A-154 South, A-154 North and A-418 kimberlites, occurs as a dyke and sill complex. This complex has split and separated the metaturbidites, both horizontally, and vertically, into variably sized blocks.

        Three Proterozoic diabase dyke sets cut the Archean stratigraphy. These sets include the northeast trending Malley (or Contwoyto, 2,230 million years old), the north northeast trending Lac de Gras (ca. 2,020 million years old), and the northwest trending Mackenzie dykes (1,270 million years old).

        Glacially deposited material in the project area is dominated by till deposits associated with the retreat of the Laurentide ice sheet. This glacial retreat is thought to have occurred between 14,000 and 8,500 years ago.

Kimberlite Geology

        The Diavik Project diamond resource is hosted within four kimberlite pipes: A-154 South, A-154 North, A-418 and A-21, located within shallow waters of Lac De Gras, immediately offshore of East Island.

        The Eocene aged (54 - 58 million years) Diavik Project kimberlites occur as steeply inclined to vertical cone-shaped intrusions. The pipe walls are interpreted to incline at angles between 78 and 84 degrees, and are assumed to be converging to root zones at depth. The surface expressions to the pipes are roughly circular to elliptical and less than 2 hectares in area. The Diavik Project kimberlites are aligned along an approximate Az 030 degree trend.

        The Diavik kimberlites contain interpreted crater and hypabyssal facies rocks. Pyroclastic and resedimented volcanoclastic rocks are the dominant lithologies, with hypabyssal kimberlite generally restricted to the margins of the kimberlite. The upper surface of the A-154 South kimberlite, based upon recent excavations, appears to be characterized by bedded sequences of tuffs, tuff breccias and resedimented volcanoclastic rocks. Exposed beds suggest individual bedding thicknesses are in the order of 3.0 to 4.0 m. Bedded units appear to dip, at varying angles, toward the center of the kimberlite. The upper, exposed, portion of the A-154 South kimberlite contains a high proportion of fine grained, mud rich kimberlite. Dilution by country rock xenoliths appears to be minor, and may be more prevalent at the top of the kimberlite, due to the incorporation of Cretaceous aged mudstone clasts. The contact with the encompassing host rocks is typically sharp, with visible alteration restricted to a 1.0 - 2.0 m wide contact zone.

Exploration

        Kimberlite exploration strategies on the Diavik Property focus upon the evaluation of over 1,800 geophysical anomalies, defined through two detailed property wide airborne geophysical surveys. Priority is placed upon the evaluation of geophysical anomalies within 30 km of the Diavik Property. To the end of 2002, 63 kimberlites have been discovered on the Diavik Property.

        Exploration programs throughout the Diavik Property are designed to assess the potential of more than 1,800 airborne geophysical anomalies. The Diavik Property has been surveyed by two property wide airborne total field magnetic and electromagnetic surveys, in 1992 and 1997.

        The 1992 survey, flown at a nominal line spacing of 150 m, was completed by Aerodat Ltd. In 1997 the property was re-surveyed, with flight lines at a nominal 100m line spacing. This work was contracted to Dighem Surveys Ltd. Geophysical anomalies defined by these surveys are ranked on the basis of their magnetic and electromagnetic signature. The higher priority anomalies are then assessed through detailed, ground based total field magnetic and electromagnetic surveys. Potential kimberlite targets defined through this process are then tested through diamond drilling.

        To the end of 2002, ground geophysical surveys have been completed on 519 geophysical anomalies. One hundred and forty-one (141) ground geophysical targets have been drill tested, resulting in the discovery of 63 kimberlite bodies.

Mineralization

        Diamonds occur within all kimberlite lithologies, most commonly as disaggregated xenocrysts. A proportion of diamonds, so far undetermined, can also be expected to occur within eclogite and peridotite mantle nodules.

        Within the A-154 South kimberlite, no statistically significant variation in diamond grade or quality is discernable within the various crater facies lithologies. In the A-418 kimberlite, two distinct facies are recognizable in terms of grade and value: higher diamond grades are typically associated with coarser grained kimberlite units (Macrocryst-rich Kimberlite Breccia), while lower diamond grades are typically associated with finer grained, mud rich kimberlite units (Finely Bedded and Mud-rich, Lapilli-bearing Kimberlite).

Drilling

        Prospective ground based geophysical anomalies are drill tested using a light weight, helicopter portable, diamond drill rig. An angled diamond drill hole, usually between 80 and 120 m in length, is completed to test the extent of the magnetic or electromagnetic anomaly.

        If kimberlite is intersected during the exploration drilling, the core is geologically logged and sampled for microdiamond content. If sufficient microdiamonds are recovered additional diamond drilling is then completed to define the geometry of the kimberlite, to provide a more representative sample for microdiamond analysis and to provide an understanding of the kimberlite lithologies within the body.

        All kimberlite drill core obtained during the delineation phase is photographed, logged for geological and geotechnical purposes and sampled for microdiamond content. To obtain an initial estimate of the diamond grade within a kimberlite body, a reverse circulation drilling program is then completed. Typically three to four 35 cm diameter drill holes are completed to depths in the order of 250 m below surface. These drill holes return approximately 1.5 tonnes of kimberlite per 6.0 m of drilling. In an initial reverse circulation drilling program between 150 and 250 tonnes of kimberlite are collected for analysis.

Sampling Methods, Preparation and Security

        All kimberlite intersections obtained through diamond drilling are photographed, logged for geological and geotechnical information, and sampled for microdiamond analysis. The complete kimberlite intersection is sampled, with individual samples weighing approximately 10 kg. All kimberlite core is "split", with one half of the core being shipped for assay, and the other half retained for reference. In most kimberlite intersections, a 10 kg sample represents between 4.0 and 6.0 m of split drill core.

        The reverse circulation drilling program involves individual samples in the order of 1.5 tonnes. A kimberlite slurry is generated through the drilling process. This slurry, containing fine to coarse kimberlite grains, is pumped to a solids control shack, where it is passed over a vibrating screen to remove drill water, drill mud and fine, suspended particles. The kimberlite sample, approximately 1.5 tonnes in weight, is then collected in fabrene "megabags."

        Security personnel monitor all activities within the solids control shack, limiting access to authorized personnel. Security personnel are also responsible for securing, sealing and inventorying all megabags prior to shipment to the Diavik HMS (Heavy Media Separation) plant for processing.

Sample Analysis and Security

        Kimberlite samples collected from diamond drill core are shipped to the Kennecott Exploration laboratory in Thunder Bay, Ontario for caustic fusion microdiamond analysis. The caustic fusion process is a wet chemical procedure which includes the fusion of the 10 kg sample with sodium hydroxide, dissolution of the sample in potassium nitrate and neutralization with hydrochloric acid. This process reduces a 10 kg sample to an approximate 15 gm concentrate. The concentrate is washed and sieved to separate any diamonds present.

        All assay activities at the Thunder Bay laboratory are completed in accordance with a prescribed security policy which includes continuous monitoring, an audit program and the random search of personnel.

        Sealed megabags collected during the reverse circulation drilling program are transported to the Diavik HMS processing plant where the bags and seals are examined for any evidence of tampering and the samples are inventoried. All processing activities within the plant are monitored by security personnel and systems, with plant personnel subject to random searches.

        The Diavik Heavy Media Separation plant is comprised of a sample feed process, an HMS circuit and the final diamond sorting process and is designed to process 10 tonnes of material per hour.

        Kimberlite is crushed using a jaw crusher, followed by a roll crusher, to a nominal -20 mm fraction. The material is then passed through a scrubber which breaks down adhering clay and other friable material.

        The HMS circuit consists of a pump fed 200 mm cyclone which directs -20 mm, + 1 mm material into the circuit. The material drops into a mixing box where it is mixed with the density medium. The medium used is SAMANCOR 270D ferrosilicon. From the mixing box the material is pumped to a 200 mm DSM — design Ni hardened, dense medium cyclone which operates at 215 Kpa at a 20 degree angle. The heavy sinks, containing diamond and the float rejects, are discharged onto a divided screen. The sinks are screened by a pass through a 1 mm by 3 mm screen, the floats are screened by an 8 mm screen and a 1 mm by 3 mm screen.

        The heavy media passes through the 1 mm by 3 mm screen on the float and sink side and is recirculated to a surge tank. Rejects, -8 mm to +1 mm are directed to the tailings, +8 mm floats are directed back to feed preparation. The sinks pass to the diamond sorting room via a screw feed which deposits the concentrate into a vibrating heated conveyor which dries the concentrate prior to discharge into a Sweco screen surge bin.

        The surge bin feeds to a nest of screens, which generate +10 mm, -10 mm, +4 mm, -2mm and +1mm, -1mm products. This concentrate is then stored in stainless steel containers until further processing. The final product, -4 mm, is passed through a 2-roll Permroll magnetic separator which removes the magnetic material. The second roll, at higher intensity, removes the para-magnetic material. This magnetic separation removes the concentrate volume by 80%.

        The concentrate volume is then passed through a Sortex machine which utilizes the X-ray fluorescent properties of diamonds to sort. The Sortex concentrate is then hand picked for diamonds.

Mineral Resource and Mineral Reserve Estimates

        As a result of Aber's Bankable Feasibility Study, the proven and probable mineral reserves have been estimated at 26 million tonnes containing 107 million carats, for an average reserve grade of 4.2 carats per tonne. The average diamond value is US$65 per carat, or US$271 per tonne, based on January 2000 diamond prices. Table 3 summarizes the overall mineral reserves estimated in May 2000 by MRDI.

Table 3: Diavik Project Ore Reserve Summary

	Proven			Probable			Proven and Probable
Open Pit and Underground Mining
	Mt	Cpt	Mcts	Mt	Cpt	Mcts	Mt	Cpt	Mcts
A-154S	8.5	5.3	45.3	3.3	4.9	15.9	11.7	5.2	61.2
A-154N	—	—	—	1.3	3.5	4.5	1.3	3.5	4.5
A-418	5.1	3.2	16.4	3.6	3.6	12.8	8.7	3.4	29.3
A-21	—	—	—	4.0	3.0	11.7	4.0	3.0	11.7
Total	13.5	4.57	61.7	12.2	3.7	44.9	25.7	4.2	106.7

Note: Totals may not add up due to rounding
Source: Bankable Feasibility Study

        The Proven and Probable Mineral Reserves as shown in Table 3 and the measured, indicated and inferred resources shown in Table 4 below are based on the Bankable Feasibility Study of May 2000, prepared by SNC-Lavalin with an incorporated independent report on ore reserves prepared by Agra-Simons MRDI, now AMEC Mining and Minerals. Malcolm Thurston, Chief Geostatistician of AMEC Mining and Minerals, acted as the Qualified Person who supervised this study.

        Aber believes that the ore reserve and mineral resource estimates in the May 2000 Bankable Feasibility Study continue to be relevant and reliable. Mr. Thurston verified the data disclosed in the Bankable Feasibility Study, including sampling, analytical and test data underlying the reserve and resource calculations.

        The ore reserve estimates are based on estimates of capital and operating costs, and economic, mining, metallurgical, legal, environmental, social and government factors which have been assessed to a feasibility level of confidence. The reserve estimates are subject to revision upon material changes in the above-mentioned key assumptions.

        The majority of the reserves were evaluated using diamond prices based on a January 2000 valuation exercise in Antwerp, Belgium, conducted independently by WWW Diamond Consultants Ltd. with up to 5% deducted from diamantaires' selling prices in the valuation. The Year 2000 reserve prices were set at US$79 per carat for pipe A-154 South and US$56 per carat for pipe A-418. Previously reported 1995 price information was used for the valuations of US$33 per carat for pipe A-154 North and US$28 per carat for pipe A-21. The Bankable Feasibility Study notes: "There is a significant possibility that the conservative, risk adjusted average diamond values for A-154 North and A-21 used by MRDI in the Resource and Reserve Estimate underestimate the "true" values". Valuations involved a significant portion of the more than 21,000 carats extracted from Diavik between 1995 and 1997.

        The Diavik reserves are held in mining leases under the Canada Mining Regulations. The Canadian government's environmental assessment review of the Diavik Project was completed and approved in November 1999. The concluding report is a comprehensive review of the Diavik Project's impact on climate, air, vegetation, terrain, wildlife, fish and water, heritage resources, communities and people and indicates that the Diavik Project would not cause any significant or unmitigable environmental or socio-economic effects, and that the appropriate mining plan was selected.

        Table 4 reflects the estimate of mineral resources, to a depth of 420 metres, completed by MRDI and is stated according to the guidelines of the Joint Ore Reserves Committee (JORC) of the Australasian Institute of Mining and Metallurgy (AusIMM), currently the world's most rigorous reporting standard.

Table 4: Diavik Project Resources

	Measured resources		Indicated resources		Inferred resources
Kimberlite Pipe	Millions of tonnes	Carats Per tonne	Millions of tonnes	Carats Per Tonne	Millions of tonnes	Carats Per Tonne
A-154S	8.2	5.6	3.2	5.1	0.6	3.2
A-154N			6.9	2.6	4.6	2.1
A-418	4.9	3.4	3.6	3.8	0.6	3.5
A-21			4.4	3.1	0.6	2.7
Total	13.0	4.8	18.1	3.4	6.3	2.4

        Totals may not add up due to rounding.

        Reserves are a subset of measured and indicated resources that are part of an economic specific mine plan. Inferred resources cannot be included in reserves.

        Source: SNC-Lavalin Engineers & Constructors' year 2000 Bankable Feasibility Study

        Resource summary to -5 m elevation and at a nominal bottom cut-off on 1 mm square mesh.

        Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mining Operations

        The Diavik Project's diamondiferous kimberlite pipes are located in shallow water under Lac de Gras, adjacent to East Island. During feasibility reviews, various mining methods were assessed based upon safety, environmental concerns and economics. In the current mine plan, the A-154 dike, completed in 2002, will provide access to the A-154 South and A-154 North kimberlites. Production within the A-154 pit began in late November, 2002, well in advance of the targeted start-up date of mid 2003. The dike around the A-418 kimberlite is scheduled for completion seven years after commencing commercial production with the A-21 dike planned for year thirteen.

        Each dike will be located a safe distance from the impact of underground or open pit mining. The use of dikes will create a safe working environment and permit the highest kimberlite recovery and mine development flexibility. The A-154 dike was constructed from granite quarried from the Diavik Project site. Subsequent dikes are to be constructed with material mined from the operating open pits. To minimize material requirements during construction, the dike design has incorporated small existing islands into the dikes and has selected the shallowest water routes.

        In engineering the dike design, DDMI took the opportunity to incorporate profiles and construction materials that would enhance fish habitat. After completion of dike construction, fish will be removed prior to de-watering of the pool behind each dike. After mine closure, the area within the dikes will be groomed for fish habitat before allowing the pits to slowly refill with water. The dikes will then be strategically breached to restore the inner dike areas as a productive part of Lac de Gras.

        Mining the A-154 South kimberlite first is advantageous as it has the highest grade at 5.2 carats per tonne. Diamonds recovered from the A-154 South kimberlite have been valued at US$79 (C$122) per carat for an average rock value of US$412 (C$634) per tonne. The A-154 South kimberlite contains 61 million carats of proven and probable reserves, or approximately 57% of the Diavik Project's mineral reserves.

        The mine plan proposes open-pit mining of all four of the kimberlite pipes in the Diavik Project. The lower portions of the A-154 South and A-418 kimberlites will also to be mined from underground. This transition would be at a depth between 200 and 300 m. The transition point would be optimized for each pipe based on economic factors, experience gained from initial mining and processing and practical considerations of the mine design.

        The Manager's Production Feasibility Study estimates a mining production rate of 1.5 million tonnes per year. The A-154 South and A-154 North kimberlites would be mined for the first ten years as an open pit. Production from the A-418 pit would commence in 2010 and continue to 2016. The A-21 kimberlite would be mined between 2013 and 2016. Underground production from the A-154 South kimberlite is forecasted between 2015 and 2019, with underground production from the A-418 kimberlite to occur between 2014 and 2021.

Capital and Operating Cost Estimates

        In the Bankable Feasibility Study, mine site operating costs are estimated to be in the range of $89 per tonne of kimberlite for the first 10 years of production and $101 per tonne of kimberlite over the life of the mine. These estimates were completed in 1999 dollars and had an estimation envelope of +/-15%. The mine site operating costs do not include sorting, valuation, marketing, royalties, reclamation and corporate costs. These operating costs were estimated by DDMI and verified by Aber's independent consulting engineers. Current mine plan estimates from DDMI for the first five years of production are within this envelope, assuming an annual inflation rate of approximately 2% from 1999 to 2003. Actual operating costs experienced to date have been below budget, however, a longer period of operations is required to reliably determine cost trends.

        At a feasibility level (+/-15%), DDMI estimated the capital cost to build the Diavik mine at $1.3 billion. As previously mentioned, the final cost is estimated to be $1.25 billion. The Manager's Production Feasibility Study included extensive drilling and sampling for engineering work. The construction of the dike represented the major capital expenditure for the Diavik Project and was one of the most environmentally sensitive issues.

Environmental Regulations

        The Diavik Project is subject to environmental requirements and conditions of operation contained in several statutes and administered by Canadian federal and Northwest Territorial authorities. These requirements and conditions may change from time to time, and a breach of legislation may result in the imposition of fines or penalties. Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations. To the best of Aber's knowledge, the Diavik Project is in compliance with all environmental laws and regulations currently in effect in the Northwest Territories.

        Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Environmental laws and regulations that have a potential impact on the Diavik Project include those that protect air quality, water quality, archeological sites, migratory birds, animals, and fish. Other important laws and regulations for the Diavik Project are those that regulate mine development, land use, water use and waste disposal, release of contaminants, water spills, spill response, the transport of dangerous goods, explosives use and the maintenance of navigable channels.

        Northwest Territories requirements are administered by the Departments of Education, Culture and Employment; Resources, Wildlife and Economic Development; Transportation; and Workers Compensation Board-Prevention Services. Laws and regulations that might impact the Diavik Project include those that protect heritage resources, wildlife, the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides. The Coppermine River, which has its source in Lac de Gras, flows from the Northwest Territories into the new territory of Nunavut. In August, 2000, the Diavik Project was issued with the final Type "A" Water License with associated engineering and management plans required under the license being approved by the Mackenzie Valley Land and Water Board three months later. The Water License expires on August 31, 2007.

Exploration and Development

        Exploration planned for the 2003 calendar year includes 90 airborne geophysical targets to be followed up by ground-based geophysical surveys, with 15 to 20 of the most prospective targets being drilled. Delineation drilling will occur on three diamondiferous kimberlites and mini-bulk samples will be processed from two diamondiferous kimberlites. Exploration will involve an expenditure of $10 million over the next two years with the objective of expanding the ore reserve base.

OTHER PROPERTIES

        Aber considers the DDMI-Aber block of the Diavik Property to be the only property that is material to it. In addition to the Diavik Property, Aber, through its subsidiary Aberex Minerals Ltd., has interests in the following diamond exploration projects:

1.
45% interest in the Camsell Lake project, located approximately 100 kilometres south of the Diavik Property, with Diamondex Resources Ltd. as the operator.

2.
9.75% interest in the WO Claim Block, located immediately south of the Diavik Property, with Archon Minerals Limited as the operator.

3.
15% interest in the ATW Claim Block, located immediately south of the Diavik Property, with ATW Resources Ltd. as the operator.

        Based on proposed programs to date, Aber's aggregate share of exploration expenditures on the foregoing projects is anticipated to be approximately $60,000 for the current year.

Item 4. Selected Consolidated Financial Information

        The following selected financial information should be read in conjunction with the consolidated financial statements of Aber and notes thereto in the 2002/2003 Annual Report to Shareholders, which is incorporated by reference herein.

        The selected financial data in Table 5 and Table 6 are expressed in thousands of Canadian dollars except for per share amounts and have been derived from the audited consolidated financial statements of Aber, which have been prepared in accordance with Canadian generally accepted accounting principles.

Table 5: Statement of Operations Summary Data

Year Ended January 31

	2003	2002	2001
Interest Income	1,653	7,245	8,828
Earnings (loss)	(6,036)	81,038	1,157
Earnings (loss) per share	(0.11)	1.49	0.02
Fully diluted earnings (loss) per share	(0.11)	1.46	0.02

Table 6: Balance Sheet Summary Data

Year Ended January 31

	2003	2002	2001
Total assets	781,569	504,194	336,991
Long term debt	295,201	Nil	Nil
Shareholders' equity	381,614	382,498	301,047

Dividend Policy

        To date, no dividends have been declared or paid by Aber. The Company's dividend policy will be reviewed once the Diavik Project is in commercial production.

Item 5. Management's Discussion and Analysis

        Reference is made to the section entitled "Management Discussion and Analysis" in the 2002/2003 Annual Report to Shareholders, which section is herein incorporated by reference.

Item 6. Market for Securities

        Aber's common shares have been listed for trading on the Toronto Stock Exchange (symbol ABZ) since March 7, 1988. The Company is a reporting issuer, or equivalent, in the Provinces of Ontario, British Columbia, Alberta, Saskatchewan, Manitoba and Quebec. Aber's common shares have been listed for trading on the Small Cap Market of the National Association of Securities Dealers Automated Quotations system (NASDAQ) since March 20, 1989 (trading symbol ABER).

Item 7. Directors and Officers

        The names, municipalities of residence, the number of voting Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each director, current positions with Aber as of report date and principal occupations of each of the directors and officers of Aber as of January 31, 2003 and preceding five years are as follows:

Name and Municipality of Residence	Position with the Company	Director Since	Principal Occupation for Preceding Five Years
James N. Fernandez New Jersey, USA Common Shareholdings: Nil	Director	July 1999	Executive Vice-President & Chief Financial Officer of Tiffany & Co.
Robert A. Gannicott Toronto, Ontario Common Shareholdings: 859,050	Director, President and Chief Executive Officer	June 1992	Officer of Aber; Chief Executive Officer of Platinova A/S
Lars-Eric Johansson(2)(3)(4) Toronto, Ontario Common Shareholdings: Nil	Director	June 2003	Executive Vice President and Chief Financial Officer, Noranda Inc.; Senior Vice President and Chief Financial Officer of Falconbridge Limited
John C. Lamacraft(3)(4) Toronto, Ontario Common Shareholdings: 250,000	Chairman and Director	February 1996	Chairman, Aber; Chairman & Chief Executive Officer, Jascan Resources Inc.
Honourable Donald S. Macdonald, P.C., C.C.(1) Toronto, Ontario Common Shareholdings: 15,000	Director	April 1999	Corporate Director
Thomas J. O'Neill(2)(3)(4) Paris, France Common Shareholdings: 0	Director	July 2002	President Worldwide, Burberry Group plc;
President and Chief Executive Officer of LVMH Jewelry Division;
President and Chief Executive Officer — LVMH Fashion Group in the Americas;
President of Louis Vuitton, Americas
John H. Parker, O.C.(1) Sidney, British Columbia Common Shareholdings: 50,100	Director	December 1992	Corporate Director

Name and Municipality of Residence	Position with the Company	Director Since	Principal Occupation for Preceding Five Years
J. Roger B. Phillimore London, England Common Shareholdings: 166,000	Director	November 1994	Corporate Director
Eira M. Thomas(2) Vancouver, British Columbia Common Shareholdings: 121,500	Director	April 1998	President of Navigator Exploration Corp. (mining exploration company); Vice President, Exploration, Aber
D. Grenville Thomas(4) Vancouver, British Columbia Common Shareholdings: 780,117	Director and Honorary Chairman	July 1980	Chairman, Navigator Exploration Corp. (mining exploration company); Corporate Director; Chairman, Aber
Andrew B. Adams Oakville, Ontario	Vice-President, Chief Financial Officer	—	Officer of Aber; Vice-President, Chief Financial Officer, AngloGold North America
Michael A. Ballantyne Yellowknife, Northwest Territories	Vice-President, Northwest Territories	—	Officer of Aber; President of EAN North
Matthew L. Manson Toronto, Ontario	Vice-President, Marketing	—	Officer of Aber; Director, Marketing, Aber; Diamond Specialist, Aber; Consultant
Kevin Marchant Toronto, Ontario	Vice President, Production		Office of Aber; Senior Diamond Valuer for Special Valuations, Argyle Diamonds
James R.V. Pounds	Vice President, Sales		Officer of Aber; Project Manager, De Beers Group; Managing Director, Diamdel Israel (De Beers direct trading arm in Israel)
Raymond N. Simpson	Vice President, Corporate Development		Officer of Aber; Director of Operation, De Beers LV Limited; Head of Business Development for Central Selling Organization, De Beers Group

Name and Municipality of Residence	Position with the Company	Director Since	Principal Occupation for Preceding Five Years
S. Caroline Glasbey Oakville, Ontario	Director, Investor Relations	—	Officer of Aber; Director, Investor Relations, Wescam Inc.; Manager, Investor Relations, Wescam Inc.
Kaarina I.A. Venalainen Oakville, Ontario	Corporate Controller		Officer of Aber; Operations Controller, Mining; Business Controller, South American Mining Operations, Boliden Limited
Lyle R. Hepburn Toronto, Ontario	Corporate Secretary	—	Partner, Beach, Hepburn LLP, (law firm)

(1)
Retiring on July 18, 2003

(2)
Member of the Audit Committee

(3)
Member of the Human Resources and Compensation Committee

(4)
Member of the Corporate Governance Committee

        Each director of the Company is elected to hold office until the next annual meeting of shareholders of the Company or until a successor is elected or appointed.

        The directors and officers of Aber in the aggregate beneficially own, directly or indirectly, or exercise control or direction over 2,266,162 of the common shares of Aber, representing 4.1% of issued and outstanding common shares as of June 3, 2003.

Item 8. Additional Information

        Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Aber's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Aber's management information circular dated June 4, 2003, for the annual meeting of shareholders scheduled for July 18, 2003. Additional financial information is provided in Aber's comparative financial statements for the years ended January 31, 2003 and January 31, 2002, which is included in Aber's Annual Report.

        Aber will provide to any person, upon request to the Secretary of the Company at P.O. Box 4569, Station A, Toronto, Ontario, M5W 4T9:

  (a)
  when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

  (i)
  one copy of the Annual Information Form of the Company together with one copy of any document or the pertinent pages of any document incorporated by reference in the Annual Information Form;

  (ii)
  one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

  (iii)
  one copy of the management information circular of the Company in respect of its most recent annual meeting of shareholders; and

  (iv)
  one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

  (b)
  at any other time, one copy of any document referred to in (a) (i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT

berm — an embankment of crushed and screened rock fill.

carat — unit used to measure gemstones, equal to 200 milligrams or 0.2 grams. For smaller gems, 100 points is equal to one carat.

core — the long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

CPT — carats per tonne.

diamantaire — a professional diamond trader or manufacturer active in the diamond business.

diamondiferous — containing diamonds.

diamonds — a crystallized variety of pure carbon that may be of gem quality.

dike — a temporary structure used to retain or restrict water flow.

dilution — the effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

grade — number of carats (or other unit of weight) in a physical unit of ore, usually expressed in carats per tonne.

Cut-off grade — is the minimum metal grade at which a tonne of rock can be processed on an economic basis.

Recovered grade — is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

kimberlite — A volatile-rich, potassic, ultrabasic rock which varies in mineralogical composition and texture. Kimberlite magmas originate at great depth in the earth's mantle and as they ascend rapidly to the surface they are often emplaced in vertical, carrot-shaped bodies known as pipes or thin (1-3 metres wide) tabular bodies known as dykes. Kimberlite deposits may or may not contain diamonds.

MCT — million carats per tonne.

mineral reserves:

— a mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

— proven mineral reserve: The part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

— probable mineral reserve: The estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

mineral resources:

— a mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

— measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

— indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MT — million tonnes.

open pit — a mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.

pipe — see "kimberlite" above.

polished diamonds — rough stones that have been cut and polished for retail trade.

qualified person — is an individual who:

— (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators.

reclamation — the restoration of a site after mining or exploration activity is completed.

recovery — a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

rough diamonds — untreated stones in run-of-mine form, which have been boiled and cleaned.

sample — a small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

till — a glaciogenic, surficial deposit composed of unsorted clay, sand and matrix-supported rock fragments.

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TABLE OF CONTENTS
Table 1: Deferred Mineral Property Costs (in $000s)
Table 2: Diavik Property Information as of January 31, 2003
Table 3: Diavik Project Ore Reserve Summary
Table 4: Diavik Project Resources
Table 5: Statement of Operations Summary Data
Table 6: Balance Sheet Summary Data
GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT